

05008026

SUPPL

Canbras

82-1927

MESSAGE TO SHAREHOLDERS

Following the sale of all of the Corporation's operations in December 2003 to Horizon Cablevision do Brasil S.A. ("Horizon") for gross proceeds of $32.6 million (the "Sale Transaction"), an initial distribution to shareholders was completed on August 23, 2004 in the amount of $11.6 million, or $0.21 per share. As explained in interim reports to you, the time period between the Sale Transaction and the initial distribution to shareholders was required to obtain the requisite clearance certificates from various taxation authorities.

Following the initial distribution, the principal assets of the Corporation consisted of cash and cash equivalents and temporary investments of $7.4 million and the promissory note received in the sale transaction in the original principal amount of $10.4 million, bearing interest at 10% per annum and maturing on December 19, 2004, (the "Note"). The level of cash retained following the distribution was intended to provide the Corporation with a significant degree of flexibility in the event unforeseen claims were asserted against it.

During the fourth quarter of 2004, Canbras announced that unforeseen claims arising from the Sale Transaction had been asserted against the Corporation by Horizon. The aggregate amount of such claims is 58.1 million Brazilian Reais, or approximately $26.3 million at the exchange rate on December 31, 2004. The Corporation's liability for such claims is limited to the amount of the Note. The Corporation believes that a significant amount of these claims are without merit and that a significant amount of these claims will either be withdrawn by Horizon after the underlying actions against Horizon are overturned in Brazil or will be ruled invalid by arbitrators.

Until such time as the largest of the Horizon Claims is resolved, which could take six years or more if the matter goes to the courts in Brazil, the Corporation is unlikely to make further distributions to shareholders. In the interim, the Corporation will endeavor to keep expenses to the lowest level possible while considering alternatives to allow for distributions to be made to shareholders as soon as possible.

I encourage you to carefully read the attached management's discussion and analysis as well as the audited consolidated financial statements for 2004 to gain a deeper understanding of those factors that will have an influence on future distributions to shareholders.

On behalf of the Board

Louis A. Tanguay
Chairman,
Canbras Communications Corp.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of financial condition and results of operations ("MD&A") for Canbras Communications Corp. ("Canbras" or the "Corporation") for 2004 should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2004 including related notes thereto. The consolidated financial statements, as well as information contained in this MD&A, are prepared in accordance with Canadian generally accepted accounting principles and reported in Canadian dollars. Information contained in this MD&A includes all material developments up to April 6, 2005, the date on which the consolidated financial statements were approved by the Board of Directors.

Following the receipt, at the special shareholders' meeting held on December 17, 2003, of the requisite approvals in respect of the sale of all of the Corporation's operations (the "Horizon Sale") and the wind-up and dissolution of the Corporation, Canbras ceased all business activities other than those related to the completion of the Horizon Sale and the winding up process. The winding up process, consists of the satisfaction of all remaining liabilities and obligations of the Corporation, the distribution of the sale proceeds to shareholders, compliance with reporting obligations under applicable laws and regulations until the dissolution of the Corporation is completed, and such other activities as are ancillary to the winding up and final liquidation of the Corporation. On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued by the Director under the Canada Business Corporations Act a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

As a result of the Horizon Sale and the Corporation's intention of distributing its net assets to its shareholders and winding up, this MD&A does not provide a detailed analysis of the results of operations for the year ended December 31, 2004 compared to the previous year. Instead, this MD&A focuses on an analysis of Canbras' balance sheet at December 31, 2004 and develops it into a statement of estimated future net assets at June 30, 2006, the earliest date by which Canbras believes it will be able to make a final distribution to shareholders (see Risk Factors – "Timing of Distributions to Shareholders").

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These forward-looking statements reflect the current views and/or expectations of Canbras with respect to its performance and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like 'believe', 'anticipate', 'expect', 'will likely result', or words or phrases of similar meaning. Such statements are subject to a number of important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Whether actual results and developments conform with the Corporation's expectations and predictions are subject to a number of known and unknown risks and uncertainties, including the risk factors described below under "Risk Factors". These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements.

Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SALE OF ALL OF THE CORPORATION'S OPERATIONS AND SUBSEQUENT CLAIMS AGAINST THE CORPORATION

On October 8, 2003, the Corporation announced that it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon in December 2003.

Pursuant to the agreement entered into in October 2003 with Horizon (the "SPA"), Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participações Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding area, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda., (the "Horizon Sale").

Canbras received gross proceeds of $32.6 million comprised of $22.168 million in cash and a one-year promissory note in the original principal amount of $10.432 million bearing interest at 10% (the "Note"). At December 31, 2003, the Note and accrued interest were recorded at their fair value of $10.452 million. The Note was issued by CPAR and guaranteed by Horizon. The SPA contains certain customary representations and warranties made by the Corporation to Horizon relating to CPAR and its subsidiaries and the business conducted by them. The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties prove, within the 12-month period ending December 19, 2004, to have been materially false or incorrect as of December 19, 2003. Under the SPA, the Corporation's indemnification obligations are limited to the balance due under the Note and any indemnification obligations of the Corporation are to be satisfied by a reduction in the amounts due to the Corporation under the Note.

As more fully described in Note 4 to the consolidated Financial Statements, as of December 20, 2004, the deadline for the filing of such claims, the Corporation had received written notice from Horizon asserting claims for indemnification under the SPA in an aggregate amount of R$58.1 million, or approximately $26.3 million at the exchange rate at on December 31, 2004 (the "Horizon Claims"). The amount of these claims is up from the R$57.6 million previously announced by the Corporation on November 16, 2004. The Horizon notices state that it is reserving its rights to supplement, review, adjust and otherwise modify its claims in accordance with the SPA.

The Horizon Claims are summarized in the following table.

	(Millions of Brazilian Reals)
Municipal claims for taxes on services rendered ("Tax Claims")	49.0
Under accrual of copyright fees ("Copyright Claims")	5.1
Employee and customer claims together with various fees and expenses ("Other Claims")	4.0
	58.1*

* approximately C$26.3 M at the exchange rate on December 31, 2004

The Corporation has objected to all of the Horizon Claims with the exception of the Tax Claims (as described in the following paragraph) and one claim in the Other Claims category, in the amount of R$36,000 ("Disputed Claims"). As Canbras and Horizon have not been able to reach an agreement on the Disputed Claims in accordance with the SPA, the SPA allows either party to commence arbitration proceedings in New York. Such proceedings, if required, could commence in the second quarter of 2005, and could take approximately twelve months to result in a decision.

Canbras believes that there are no valid grounds for the assessment of the Tax Claims against Canbras TVA Cabo Ltda. ("CTVA"). The process for contesting such claims has been initiated by CTVA. CTVA's initial objection at the administrative level was rejected and in February 2005 CTVA filed an appeal. It is expected that the decision on this appeal could take one year or more to be rendered. If the appeal is rejected then CTVA will need to file a lawsuit which could take 5 years or more to resolve. Of the remaining claims, Canbras believes that it will ultimately be held liable for an amount of less than R$2 million and accordingly recorded a provision for loss of $0.8 million (including a reduction in interest income of $0.1 million) in the consolidated financial statements during the fourth quarter of 2004 and established a new carrying value for the Note, together with accrued interest thereon, of $10.7 million at December 31, 2004.

To the extent that the amount of the Horizon Claims that are ultimately indemnifiable by Canbras is less than the amount of the Note (the "Non-indemnified Amount") then Canbras will be entitled to receive the Non-indemnified Amount, together with accrued interest thereon at 10% per annum calculated from December 19, 2003. However, there can be no assurance that the Corporation will not ultimately be held to be contractually responsible for an amount of indemnification that equals the entire amount of the Note and all accrued interest due thereon (see Risk Factors – "Possibility of Indemnification Obligations Equaling or Exceeding All Amounts Due under the Note). Furthermore, there can be no assurances that the issuer of the Note or its guarantor will be capable from a credit worthiness perspective of paying any amounts due under the Note.

STATEMENT OF ESTIMATED FUTURE NET ASSETS

The following table provides an estimate of future net assets at June 30, 2006, the earliest date by which Canbras believes it will be able to make a final distribution to shareholders. The only difference between the consolidated balance sheet at December 31, 2004, and the statement of estimated future net assets is the inclusion of estimated future net costs to wind-up and liquidate the Corporation of $0.5 million until June 30, 2006 (before distributions to shareholders).

The June 30, 2006 distribution date assumes that: the appeal of the Tax Claims will be successful and that the decision will be rendered no later than February 2006; a favourable arbitration ruling is received no later than the second quarter of 2006 with respect to the Disputed Claims and as a result, the Corporation collects the written down amount of the Note (together with accrued interest thereon) in the second quarter of 2006; the Corporation receives tax clearance certificates in the second quarter of 2006 and; Canbras makes a final distribution to shareholders by June 30, 2006.

STATEMENT OF ESTIMATED FUTURE NET ASSETS
AT JUNE 30, 2006

(thousands of Canadian dollars)	
Assets as at December 31, 2004	
Cash and cash equivalents	268
Temporary investments	6,999
Note and interest receivable	10,678
Prepaid expense and other	82
Total assets	18,027
Liabilities at December 31, 2004	
Accounts payable and accrued liabilities	803
Total liabilities	803
Net assets at December 31, 2004	17,224
Item affecting the estimated future net assets to June 30, 2006:	
Estimated future net costs for wind-up to June 30, 2006[1]	(462)
Estimated future net assets at June 30, 2006[2]	16,762

[1] Assumes the written-down amount of the Note (see Note 4 to the consolidated financial statements) together with accrued interest thereon is paid in March 2006.

[2] Before distributions to shareholders

Estimated total proceeds to be distributed to shareholders of $16.8 million reflect Canbras' net assets as at December 31, 2004 of $17.2 million less estimated net costs of wind-up of $0.5 million and assume no unforeseen claims against the Corporation will arise. Accounts payable and accrued liabilities of $0.8 million at December 31, 2004 represent principally the provision for estimated costs of completing the Horizon Sale. Excess cash held by the Corporation pending shareholder distributions is being invested in high grade money market instruments.

Estimated future net assets at June 30, 2006 of $16.8 million have declined by $11.3 million from the estimate of future net assets at December 31, 2005 made on March 18, 2004 in connection with the Corporation's 2003 financial results. This decline is attributable mainly to the initial distribution to shareholders of $11.6 million, the write down taken on the Note and accrued interest of $0.8 million, increased wind-up costs due to the Horizon Claims (including the estimated costs of an arbitration process) as well as an extension of the time period covered by the table from December 31, 2005 to June 30, 2006, partially offset by an additional 18 months interest on the Note and a better than expected performance in 2004.

RISK FACTORS

The following is a discussion of possible future events and circumstances that may affect the Corporation and the amounts available for distribution to shareholders. The Corporation cannot give any assurance that these matters will not have an adverse effect on its financial condition, or that any such adverse effect will not be material.

Possibility of Indemnification Obligations Equaling or Exceeding All Amounts Due under the Note
As described above, the Corporation has received the Horizon Claims in the amount of R$58.1 million, (or approximately $26.3 million at the exchange rate on December 31, 2004), and Horizon has indicated that it is reserving its rights to supplement, review, adjust and otherwise modify its claims in accordance with the SPA. The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties provided to Horizon in the SPA prove, within the 12-month period ending December 19, 2004, to have been materially false or incorrect as of December 19, 2003 (any such damages, including costs incurred by Horizon to defend against third party claims made against Horizon or CPAR or its subsidiaries which third party claims are validly indemnifiable under the terms of the SPA are hereafter referred to as "Losses"). Under the SPA, all indemnification obligations of the Corporation in respect of Losses suffered by Horizon are to be satisfied by a reduction in the amounts due to the Corporation under the Note, up to the maximum amount equal to the principal ($10.432 million) and interest (at 10% per annum) due under the Note. As at December 31, 2004, the Note, together with interest thereon, is recorded on the consolidated balance sheet at $10.7 million reflecting a provision for loss of $0.8 million based on the Corporation's current analysis of the Horizon Claims.

If the Corporation is ultimately contractually responsible for a larger amount of the Horizon Claims than currently estimated, then the amount due to the Corporation under the Note may be further written-down, and it is possible that the amount of such further reduction may equal the entire written-down amount of the Note and all accrued interest due thereon. In that case, the amount of the final distribution to shareholders will not include any amounts currently expected to be received by the Corporation under the Note, which represents approximately $0.22 per share of the estimated final distribution of $0.30 per share, and will be limited to cash and temporary investments on hand ($7.3 million at December 31, 2004) less expenses incurred to the time of the making of the final distribution, including overhead expenses, expenses related to contesting the Horizon Claims and/or defending and/or settling the underlying claims in respect of which indemnification is sought by Horizon or to contest and/or defend and/or settle unforeseen claims which may be asserted by other third parties.

The Corporation cannot at present predict the length of time that may be required to resolve, or the costs which may be incurred in respect of resolving, any issues surrounding the indemnity claims asserted by Horizon and/or the underlying claim(s) in respect of which the indemnity claim(s) has been asserted. The time and cost associated with the resolution of such claims may result in a reduction of the Corporation's cash on hand, which may be significant, and could result in significant reductions in the amounts available

for final distributions to shareholders and in significant delays in the making of final distributions to shareholders.

Possibility of Unforeseen Claims Asserted against the Corporation or its Directors and Officers
While the Corporation and its directors and officers are not currently involved in any material legal proceedings against them, during the second quarter of 2004 the Corporation received requests for indemnification in respect of legal fees and related expenses expected to be incurred by two individuals who formerly served as directors or managers of certain of the Corporation's former subsidiaries operating in Brazil in connection with certain legal proceedings brought in Brazil against the previous owners of such subsidiaries. To date, none of these former Brazilian subsidiaries nor the two individuals have been directly named in the Brazilian legal proceedings; however, there can be no assurance at this time that they will not ultimately be made parties to such legal proceedings. As a result, the Corporation agreed to meet its indemnification obligations and is paying the legal fees and related expenses in connection with the monitoring of these legal proceedings on behalf of such individuals. The Corporation is expensing these costs as incurred.

During the fourth quarter of 2004, a former employee also commenced legal proceedings against the Corporation and certain of its affiliates relative to an alleged promise of employment with its affiliates following termination of employment with the Corporation. The Corporation has included a provision in the consolidated financial statements for the estimated amount of its potential liability for this claim. With the exception of such provisional amount, the Corporation believes the claim is without merit and will defend its position vigorously. However, there can be no assurance that such provision is sufficient to cover the Corporation's ultimate liability for such claim.

In addition, there can be no assurance that in connection with the winding up and liquidation of the Corporation or otherwise, that other claims will not be asserted or that legal proceedings will not be commenced against the Corporation or any of its current or former directors or officers. These on-going indemnification obligations, and/or any other claims or proceedings could delay distributions to shareholders and/or could reduce the amounts available for distribution to shareholders.

Collectibility of Amounts Due under the Note
The Note was issued by CPAR, CPAR's obligations under the Note are guaranteed by Horizon and all of CPAR's equity has been pledged under a Quota Pledge Agreement made by Horizon in favour of the Corporation as security for the obligations of CPAR and Horizon in connection with the Note.

CPAR is a holding company, and does not generate any revenues of its own. As a result, CPAR's likely source of funds to pay the amounts due, if any under the Note is cash generated from the operations of its subsidiaries in Brazil (see "Doing Business in Brazil" below). Further, cash generated by CPAR's largest subsidiary, CTVA, is subject to significant restrictions on distributions to CTVA's equity holders pursuant to the terms of CTVA's credit facility with certain financial institutions. Although Horizon has guaranteed CPAR's obligations under the Note, Horizon's revenues are generated from its operations in Brazil (see "Doing Business in Brazil" below). In addition, enforcement of Horizon's guarantee or the Quota Pledge Agreement in Brazil could be a complex and lengthy process and therefore, subject to uncertainties.

There can be no assurance that CPAR or Horizon will have the necessary resources to meet their obligations, if any, in respect of the Note. The Corporation can give no assurances that if any amounts become due under the Note, whether such amounts will be paid. If the amounts due under the Note are not paid or if no amounts are due thereunder, then the amounts available for distribution to shareholders will be reduced. See "Possibility of Indemnification Obligations Equaling or Exceeding All Amounts Due under the Note" above.

Timing of and Costs Associated with the Final Winding Up and Liquidation of the Corporation
The timing of the completion of the final winding up and liquidation of the Corporation is dependent upon the resolution of Horizon Claims, as well as the resolution of other known or unknown claims which may be asserted against the Corporation and/or its directors or officers (or former directors or officers) and which the Corporation may contest. The Corporation's management currently estimates that the earliest

date on which the winding up and liquidation of the Corporation can be concluded is June 30, 2006. However, in light of the uncertainties and other factors discussed above, the Corporation can give no assurances as to the actual length of time that may be necessary to conclude the final winding up and liquidation of the Corporation.

The costs associated with the final winding up and liquidation of the Corporation, as set forth in the Statement of Estimated Future Net Assets at June 30, 2006 in this MD&A, represent the current estimates of management of the Corporation and are based upon an assumed winding up and liquidation date of June 30, 2006. Such costs of wind-up and liquidation as set forth in the Statement of Estimated Future Net Assets at June 30, 2006 in this MD&A include an estimate of amounts that may be required to contest and/or defend and/or settle the Horizon Claims but exclude any amounts that may be incurred in respect of unforeseen claims that may be asserted by other third parties. Therefore, the cost of winding up and liquidating the Corporation may exceed such estimated amounts, and such increased costs may be material. To the extent that the Corporation is delayed in the timing of final distributions to shareholders, it will continue to incur operating costs and earn interest income beyond June 30, 2006. It is currently estimated that overhead expenses would amount to approximately $200 thousand to $250 thousand per quarter, excluding amounts associated with the Horizon Claims or unforeseen claims that may be asserted by other third parties. Interest income may not be sufficient to cover all such expenses.

Timing of Distributions to Shareholders

The timing of the final distribution (in one or more instalments) is anticipated to be no earlier than June 30, 2006 after the receipt of the amounts due, if any, under the Note, and the receipt by the Corporation of up-dated tax clearance certificates. As there is no certainty that amounts due, if any, under the Note will be paid in full by June 30, 2006, and further, as there is no certainty of the date of receipt of any such amounts or of up-dated tax clearance certificates, there can be no assurance that a final distribution will be made by June 30, 2006.

In addition, the SPA contains certain procedures and time frames within which claims for indemnification may be asserted by Horizon against the Corporation (as referred to above under "Possibility of Indemnification Obligations Equaling or Exceeding All Amounts Due under the Note") and for resolution of any disputes regarding such claims. As a result, there is the possibility that the final resolution of such indemnification claims could extend beyond June 30, 2006.

Amount of Distributions to Shareholders

In addition to the factors which could reduce the amounts available for distribution to shareholders described above, the amounts available for distribution to shareholders could also be reduced as a result of reductions in interest income due to decreased interest rates and/or decreased amounts held in short-term investments due to partial distributions to shareholders.

Cash and Cash Equivalents and Temporary Investments

At December 31, 2004, the Corporation had approximately $7.3 million of cash and cash equivalents and temporary investments. Some of the funds will be used to pay expected future costs of operations pending the final winding up and liquidation of the Corporation prior to making final distributions to shareholders, as well as accounts payable, costs associated with contesting and/or defending and/or settling the Horizon Claims or unforeseen claims that may be asserted by other third parties and the winding up costs of the Corporation. In the interim, it is the Corporation's intention to invest such funds in investment grade treasury bills, bankers' acceptances and commercial paper with various maturities, not extending beyond June 30, 2006. There can be no assurance that one or more issuers of such money-market instruments will not default on such obligations.

Monetization of Tax Losses

As at December 31, 2004, the Corporation reported Canadian non-capital losses carried forward of approximately $31.4 million and capital losses carried forward of approximately $212.2 million, the benefit of which has not been recognized in the consolidated financial statements. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

Because of its lack of significant sources of taxable income, the Corporation does not believe it can utilize all of its losses carried forward except in a transaction with another party. Under Canadian taxation law, non-capital losses may be used, in certain circumstances, through a loss utilization transaction with a related party or with an unrelated party. Furthermore, Canbras' capital losses can only be realized by means of a transaction with a related party and Canbras does not believe it can realize any benefit from its capital losses.

While Canbras is exploring all avenues to monetize its non-capital losses in order to create additional value for Canbras' shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

Doing Business in Brazil
All of CPAR's and Horizon's revenues are derived from their respective operations in Brazil and therefore their financial situation and ability to satisfy their obligations (if any) in respect of the Note is subject to the economic, political and other conditions prevailing in Brazil. The Corporation cannot predict future conditions in Brazil, and adverse conditions could lead to a material adverse effect on CPAR's and Horizon's respective business and financial condition, and the collectibility of amounts, if any, due to the Corporation under the Note.

In addition, Brazilian law permits the government to impose temporary foreign exchange controls if the foreign currency reserves of the Banco Central do Brasil (Brazil's Central Bank) fall below a specified level, which may result in restrictions on the ability of CPAR and/or Horizon to pay their Canadian dollar obligations under the Note.

RESULTS OF OPERATIONS FOR 2004

As at December 31, 2004, Canbras' shareholders' equity was $17.2 million, down from $29.3 million at December 31, 2003. This decrease reflects the initial distribution to shareholders of $11.6 million in August 2004 and the net loss of $0.5 million for the year 2004.

Canbras' cash and cash equivalents, together with temporary investments as at December 31, 2004 were $7.3 million down from $21.3 million at December 31, 2003. The decline was due principally to the initial distribution to the shareholders of $11.6 million as well as the payment of certain accrued costs of completing the Sale Transaction (such as professional fees and expenses) of $2.1 million. Cash and cash equivalents and temporary investments held by the Corporation pending shareholder distributions are being invested in high-grade money market instruments.

As more fully described in Note 4a to the consolidated financial statements and in this MD&A under "Sale of All of the Corporation's Operations and Subsequent Claims Against the Corporation", the carrying value of the Note, together with accrued interest thereon at December 31, 2004, were written down by $0.8 million to $10.7 million.

Accrued liabilities were $0.8 million at the end of 2004, down $2.1 million from December 31, 2003, mainly due to the payment of accrued costs of completing the Sale Transaction.

Net loss for 2004 was $0.5 million. During the fourth quarter of 2004, the Corporation recorded a $0.8 million write-down on the Note, and accrued interest thereon, as a result of the Horizon Claims (see Note 4a) to the consolidated financial statements). In addition, corporate overhead costs were $1.1 million for the year, comprised mainly of legal, tax and audit fees as well as insurance expenses. Partially offsetting these two items were accrued interest on the Note of $1.0 million as well as interest on cash and cash equivalents and temporary investments of $0.3 million.

RESULTS OF OPERATIONS FOR THE FOURTH QUARTER OF 2004

Net loss for the three months ended December 31, 2004 was $0.7 million, primarily due to the $0.8 million write-down on the Note, and accrued interest thereon, as a result of the Horizon Claims. Interest income, mostly accrued on the Horizon Note, was $0.2 million for the three months ended December 31, 2004. Corporate overhead costs were $0.2 million for the three months ended December 31, 2004.

STATED CAPITAL

An unlimited number of common shares are authorized. All authorized classes of shares are without nominal or par value.

	Number of Shares	Stated Capital
Balance as at December 31, 2003	55,098,071	$277,683
Initial distribution to shareholders	-	($ 11,571)
Balance as at December 31, 2004	55,098,071	$ 266,112

At December 31, 2004, 520,300 stock options were outstanding, all of which were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $4.00 to $11.75 per share over the remaining term of the options of between 3 to 4 years.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Canbras Communications Corp. is responsible for the preparation, integrity and fair presentation of the financial statements and all other information contained in the Annual Report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are based on management's best information and judgments.

In fulfilling its responsibilities, management has developed internal control systems and procedures designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with appropriate authorization and that accounting records may be relied upon to properly reflect the Corporation's business transactions.

The Audit Committee of the Board of Directors reviews the consolidated financial statements of the Corporation and recommends them to the Board for approval. The Audit Committee meets with both management and the independent auditors to review the Corporation's operations and results, management's financial statements and the auditors' report and findings.

The financial statements were audited by Deloitte Touche LLP and their report follows.



Howard N. Hendrick
Chief Financial Officer
Canbras Communications Corp.

AUDITOR'S REPORT

To the Shareholders of Canbras Communications Corp.

We have audited the consolidated balance sheets of Canbras Communications Corp. ("Corporation") as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Deloitte & Touche LLP
Chartered Accountants
Montréal, Canada
February 16, 2005

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003
(in thousands of Canadian dollars)

	2004	2003
	$	$
Assets		
Current assets		
Cash and cash equivalents	**268**	21,321
Temporary investments (note 3)	**6,999**	-
Note and accrued interest receivable (note 4)	**10,678**	10,452
Prepaid expenses and other	**82**	448
	18,027	32,221
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	**803**	2,910
Shareholders' equity		
Capital stock (note 5)	**266,112**	277,683
Contributed surplus (note 2 (k))	**61**	-
Deficit	**(248,949)**	(248,372)
	17,224	29,311
	18,027	32,221

Sale of operations (notes 1 and 4)

Commitments and contingencies (note 11)

Approved by the Board



Louis A. Tanguay
Director



Philip R. Patterson
Director

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended December 31, 2004 and 2003

(in thousands of Canadian dollars)

	2004	2003
	$	$
Deficit, beginning of year, as previously reported	**(248,372)**	(159,206)
Cumulative effect on prior years of change in accounting policy for stock-based compensation (note 2 (k))	**(57)**	-
Deficit, beginning of year, as restated	**(248,429)**	(159,206)
Net loss for the year	**(520)**	(89,166)
Deficit, end of year	**(248,949)**	(248,372)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004 and 2003

(in thousands of Canadian dollars, except per share amounts)

	2004	2003
	$	$
Revenue		
Cable television	-	52,714
Internet access	-	4,066
Data transmission and other	-	4,964
Total revenue	-	61,744
Cost of services	-	15,245
Gross margin	-	46,499
Operating, selling, general and administrative expenses	**1,064**	25,933
(Loss) earnings before interest, taxes, depreciation and amortization	**(1,064)**	20,566
Depreciation and amortization	-	12,325
Operating (loss) income	**(1,064)**	8,241
Interest expense	-	(3,723)
Interest income	**1,278**	1,311
Foreign exchange and other	**8**	3,857
Loss on note and investments (note 4)	**(742)**	(98,985)
Loss before non-controlling interests	**(520)**	(89,299)
Non-controlling interest	-	133
Net loss	**(520)**	(89,166)
Loss per share – basic and diluted (note 5)	**(0.01)**	(1.62)
Weighted average number of shares outstanding (note 5)	**55,098,071**	55,098,071

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004 and 2003
(in thousands of Canadian dollars)

	2004	2003
	$	$
Cash provided by (used for) operating activities		
Net loss	**(520)**	(89,166)
Items not affecting cash		
Loss on note and investments (note 4)	-	98,985
Depreciation and amortization	-	12,325
Non-controlling interest	-	(133)
Foreign exchange and other	**18**	(5,300)
	(502)	16,711
Changes in non-cash working capital items (note 9)	**(1,967)**	(864)
	(2,469)	15,847
Cash used for financing activities		
Decrease in long-term debt	-	(3,732)
	-	(3,732)
Cash provided by (used for) investing activities		
Additions to fixed assets	-	(4,818)
(Increase) in temporary investments	**(6,999)**	-
Additions to deferred costs	-	(125)
Proceeds from sale of subsidiaries, net of cash in subsidiaries sold (note 4)	-	5,207
Proceeds from sale of materials held for future capital expenditures	-	566
	(6,999)	830
Effect of exchange rate changes on cash and cash equivalents	**(14)**	(114)
Cash used for discontinued operations (note 6)	-	(1,137)
Initial distribution to shareholders (note 5)	**(11,571)**	-
Net (decrease) increase in cash and cash equivalents	**(21,053)**	11,694
Cash and cash equivalents, beginning of year	**21,321**	9,627
Cash and cash equivalents, end of year	**268**	21,321

(See note 9 for supplementary cash flow information)

1. Description of the business and basis of presentation

Canbras Communications Corp. (the "Corporation" or "Canbras"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the *Canada Business Corporations Act* effective June 22, 1998. The indirect majority shareholder of Canbras is Bell Canada International Inc. ("BCI"). Canbras, through its subsidiaries (collectively the "Canbras Group") was engaged in the acquisition, development and operation of broadband communications services in Brazil including cable television ("CATV"), Internet access and data services.

On October 8, 2003, the Corporation announced that, pursuant to the sale process commenced by it in 2002, it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, on December 24, 2003, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon (the "Sale Transaction"). In addition, the Corporation also obtained the requisite shareholder approval to wind-up and dissolve the Corporation following the final distribution to shareholders of the net proceeds received by the Corporation from the Sale Transaction (see note 4). On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued, by the Director under the *Canada Business Corporations Act*, a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

2. Significant accounting policies

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries, from their date of acquisition. All intercompany transactions are eliminated upon consolidation.

(b) Cash and cash equivalents

The Corporation considers all highly liquid investments, with a term to maturity of three months or less when purchased, to be cash equivalents.

(c) Temporary investments

Temporary investments may consist of treasury bills, bankers' acceptances and commercial paper with an initial maturity date greater than three months at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

(d) Fixed assets

Fixed assets were entirely disposed of as at December 24, 2003 (see note 4).
Fixed assets were recorded at cost and were depreciated on a straight-line basis over their estimated useful lives as follows:

Broadband network	10 years
Test tools and equipment	5 years
Head ends and electronics	10 years
Computer hardware and software	5 years
Converters and traps	5 to 10 years
Leasehold improvements and other assets	5 years
Motor vehicles	5 years
Furniture and fixtures	5 to 10 years

2. Significant accounting policies (cont'd)

(e) *Licenses*

The licenses were entirely disposed of at December 24, 2002 (see note 4).
The Canbras Group's CATV licenses were recorded at cost and were amortized on a straight-line basis over ten years commencing upon completion of the development period.

(f) *Deferred costs*

Deferred costs were entirely disposed of as at December 24, 2003 (see note 4). Deferred costs related primarily to the Canbras Group's CATV operations and were comprised of the following:

(i) Development costs;

(ii) Prematurity costs;

(iii) Subscriber conversion costs; and

(iv) Long-term financing costs

(g) *Revenue recognition*

Cable subscriber connection fees and costs were included in revenue and cost of services as the services were performed. Subsequent disconnection and reconnection costs were expensed as incurred. Revenues from the provision of CATV, Internet access, data transmission and other were recognized as the services were rendered.

(h) *Income taxes*

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(i) *Foreign currency translation*

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at year-end, while non-monetary items are translated at the historical rate of exchange. Revenues and expenses denominated in foreign currencies are translated at the average exchange rates for the period. Gains or losses resulting from the translation are included in earnings for the year.

Accordingly, for accounting and financial reporting purposes the Corporation used the current-rate method of translation for its foreign subsidiaries. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign currency were translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses were translated at the average exchange rates prevailing during the period. The resulting unrealized gains or losses were accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

(j) *Segmented information*

Effective as of January 1, 2003, the Corporation determined that it operated in only one significant segment: Broadband cable services (including CATV, Internet access, data transmission and other). As a result, it no longer considered internet service provider services a separate reportable segment.

2. Significant accounting policies (cont'd)

(k) Stock-based compensation

Effective January 1, 2004, the Corporation adopted the amended Section 3870, Stock-Based Compensation and other Stock-Based Payments, of the CICA. The amended standards require the Corporation to use the fair value-based method, on a retroactive basis for all stock-based awards granted as of January 1, 2002 and the recognition of an expense in the financial statements. The Corporation used the Black-Scholes option pricing model to determine the compensation expense.

As a result of applying this change in accounting policy, the Corporation adjusted the opening deficit as of January 1, 2004, without the restatement of prior period financial statements. The impact on the consolidated financial statements was to increase the January 1, 2004 deficit by $57,000 and increase contributed surplus by $57,000. The Corporation also recorded a $4,318 stock-based compensation expense for the year ended December 31, 2004. If the Corporation had accounted for stock options using the fair value method in 2003, the associated compensation cost for the year ended December 31, 2003 would have been $10,320.

The assumptions used in applying the Black-Scholes model are as follows:

Dividend yield	0%
Expected volatility	139%
Risk-free interest rate	4.7% to 5.3%
Expected life	2 to 6.5 years

(l) Future accounting changes

Financial instruments

The CICA recently issued revisions to section 3860 of the CICA Handbook, Financial instruments - Disclosure and presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.

These revisions come into effect on January 1, 2005. Because Canbras does not have any instruments with these characteristics, adopting this section on January 1, 2005 will not affect future consolidated financial statements of the Corporation.

Comprehensive income

The CICA recently issued section 1530 of the CICA Handbook, Comprehensive income. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would be excluded from net earnings, such as the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive income.

Adopting these sections on January 1, 2007 will require that Canbras report the following items in its consolidated financial statements:

- comprehensive income and its components
- accumulated other comprehensive income and its components.

2. Significant accounting policies (cont'd)

Financial instruments – Recognition and measurement
The CICA recently issued section 3855 of the CICA Handbook, Financial instruments – Recognition and measurement. The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

This section requires that:

- all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity
- all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value.
- all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

Adoption of this section on January 1, 2007 is not expected to affect future consolidated financial statements of the Corporation.

Hedges
The CICA recently issued section 3865 of the CICA Handbook, Hedges. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied.

Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:

- changes in the fair value of a hedged item and a hedging item
- changes in the cash flows attributable to a hedged item and a hedging item, or
- changes resulting from a risk exposure relating to a hedged item and a hedging item.

Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period.

Adoption of this section on January 1, 2007 is not expected to affect future consolidated financial statements of the Corporation.

3. Temporary Investments

As at December 31, 2004, the Corporation held investment grade commercial paper in the amount of $6,999,000. The commercial paper matures on February 10, 2005. The effective yields on the commercial paper range from 2.30% to 2.41%. At December 31, 2004 the estimated fair value of the commercial paper amounted to $7,043,000.

4. Note receivable and loss on note and investments

a) Note receivable and loss on Note

Pursuant to the Sale Transaction, Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participações Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding areas, including all of its interests in its core subsidiary, Canbras TVA Cabo Ltda. Canbras received gross proceeds of $32,600,000, comprised of $22,168,000 in cash and a one year promissory note in the original principal amount of $10,432,000, bearing interest at 10% (the "Note") due December 19, 2004. The Note was issued by CPAR and guaranteed by Horizon, and the amount of the Note is subject to reduction in respect of indemnification obligations of the Corporation under the sale agreement entered into with Horizon (the "SPA").

4. Note receivable and loss on note and investments (cont'd)

The SPA contains certain customary representations and warranties made by the Corporation to Horizon relating to CPAR and its subsidiaries and the business conducted by them. The Corporation is responsible for indemnifying Horizon for damages, if any, which are suffered by Horizon if any of the representations and warranties prove, within the 12-month period ending December 19, 2004, to have been materially false or incorrect as of December 19, 2003 (the closing date of the Sale Transaction). Under the SPA: (i), any indemnification obligations of the Corporation are to be satisfied by a reduction in the amounts due to the Corporation under the Note and (ii) the Corporation's indemnification obligations are limited to the amount of the Note.

Under the terms of the SPA, if Horizon desired to seek indemnification from the Corporation, it was required to send written notice thereof to the Corporation prior to December 19, 2004, describing the facts giving rise to the claim, the amount (or a reasonable estimate of the likely amount) of the claim and the provision of the SPA (or the schedules thereto) alleged to have been breached. If Horizon has provided an indemnification notice to the Corporation prior to December 19, 2004 in accordance with the relevant provisions of the SPA, and if by December 19, 2004 (the due date of the Note), the asserted indemnity claims have not been resolved between the parties (by mutual agreement or by final decision in arbitration between them or by final judgment by a court of competent jurisdiction in respect of the underlying claim for which indemnification is sought), then on December 19, 2004, Horizon was required to (a) pay the Corporation an amount equal to (x) the amount due under the Note, less (y) the amount of Horizon's claim for Losses in respect of the unresolved asserted indemnity claims, and (b) deliver a new promissory note to the Corporation (a "Replacement Note"). The Replacement Note will: (i) be for a principal amount equal to the claimed Losses in respect of the unresolved asserted indemnity claims (but not to exceed $10.432 million); (ii) have a maturity date of the 5th Business Day following the earlier of (A) the mutual agreement of settlement reached between Horizon and the Corporation in relation to such unresolved indemnity claims and (B) final judgment or award in relation to such unresolved indemnity claims; and (iii) bear interest in respect of the amount of the claim for Losses to which Horizon is determined not to be entitled to indemnification as a result of said settlement, judgment or award, at a rate of 10% per annum calculated from December 19, 2003 (the closing date of the Sale Transaction) until payment of said amount.

As of December 20, 2004, the deadline for the filing of such claims, the Corporation had received written notice from Horizon asserting claims for indemnification under the SPA in an aggregate amount of R$58.1 million, or approximately $26.3 million at December 31, 2004. The amount of these claims increased from the R$57.6 million previously announced by the Corporation on November 16, 2004. The Horizon notices state that it is reserving its rights to supplement, review, adjust and otherwise modify its claims in accordance with the SPA.

Under the terms of the SPA, the Corporation's indemnification obligations are limited to the balance of the purchase price due under the SPA, which balance was represented by the Note, plus accrued interest thereon at 10% per annum.

The notices of claims received from Horizon are summarized in the following table and described in the paragraphs which follow it.

	(Millions of Brazilian Reals)
Municipal claims for taxes on services rendered ("Tax Claims")	49.0 [(1)]
Under accrual of copyright fees ("Copyright Claims")	5.1 [(2)]
Employee and customer claims together with various Fees and expenses ("Other Claims")	4.0 [(3)]
	58.1 *

* approximately $26.3 M at the exchange rate on December 31, 2004

(1) In July 2004, the City of Santo André assessed Canbras TVA Cabo Ltda ("CTVA") approximately R$49 million representing taxes on services on all of CTVA's revenues for the period of 1996 to 2003. CTVA has hired counsel and is contesting this assessment. Canbras believes that there are no valid grounds for the assessment of these Tax Claims by the City of Santo André, and that CTVA will ultimately be successful in having these Tax Claims overturned. However, the process could take 6

4. Note receivable and loss on note and investments (cont'd)

years or more, and there can be no guarantee that CTVA will ultimately be successful. In any event, as Canbras is responsible for 78% of any indemnification claims relating to CTVA, and as the tax assessments are against CTVA, Canbras' indemnification obligation for the Tax Claims, if any, would be limited to 78% of the amount claimed by Horizon.

(2) The Corporation believes that the Copyright Claims are not valid claims for indemnification under the SPA. In any event, R$4.6 million of the Copyright Claims are against CTVA, and accordingly Canbras' indemnification obligation, if any, would be limited to 78% of the amount claimed by Horizon.

(3) In the Other Claims category, the Corporation believes that at least R$2.0 million of these claims are not valid claims for indemnification under the SPA. A portion of the remaining R$2.0 million of Other Claims are against CTVA and accordingly Canbras' indemnification obligation, if any, would be limited to 78% of the such amounts claimed by Horizon.

On November 24, 2004, the Corporation objected to all of the claims made against it by Horizon ("Disputed Claims") with the exception of one claim in the amount of R$36,000 (C$16,300). On January 19, 2005, the Corporation withdrew its objection to the Tax Claims (to the extent the City of Santo André is ultimately successful with its claims against CTVA) and obtained Horizon's agreement to allow Canbras to participate in the defense of, and approve any settlement of such claims. If Canbras and Horizon cannot reach an agreement on the Disputed Claims, then the SPA allows either party to commence arbitration procedures in New York. Such proceedings, if required, could commence in the second quarter of 2005, and could take approximately twelve months to result in a decision. To the extent that the amount of claims that are ultimately indemnifiable by Canbras is less than the amount of the Note (the "Non-indemnified Amount") then Canbras will be entitled to receive the Non-indemnified Amount, together with accrued interest thereon at 10% per annum calculated from December 19, 2003.

Based on the foregoing analysis of the Horizon Claims as well as Canbras' analysis of Horizon's ability to pay the amounts that may come due under the Note, the Note and accrued interest thereon are recorded on Canbras' consolidated balance sheet at December 31, 2004 at a value of approximately $10.7 million net of a provision for loss of $0.8 million recorded during the fourth quarter of 2004. However, there can be no assurance that the Corporation will not ultimately be held to be contractually responsible for an amount of indemnification that equals the entire amount of the Note and all accrued interest due thereon. Furthermore, there can be no assurance that the issuer of the Note or its guarantor will be capable from a credit worthiness perspective of paying any amounts due under the Note.

b) Loss on investments

As a result of the Sale Transaction, the Corporation recorded a loss on investments in the amount of $98,985,000 for the year ended December 31, 2003 consisting of the following:

	2003
Loss on write-down of long-lived assets *(a)*	**$ 42,853**
Realization of cumulative translation adjustment (foreign exchange losses included in shareholders' equity)	**50,558**
Loss on sale of net long-lived assets	**5,574**
	$ 98,985

(a) As a result of the signing of the SPA and related agreements announced on October 8, 2003, the Corporation recorded as of September 30, 2003, an impairment charge of $42,853,000 on its long-lived assets consisting of fixed assets, licenses and deferred costs. The fair value used to determine the impairment charge on the long-lived assets was based on the expected proceeds to be received from Horizon, net of accrued disposal costs of $4,643,000.

4. Note receivable and loss on note and investments (cont'd)

Assets and liabilities sold as at December 24, 2003, were as follows:

	2003
Current assets	$ 20,272
Fixed assets, net of accumulated depreciation	36,411
Licenses, net of accumulated amortization	13,123
Deferred costs	4,996
Total assets	74,802
Current liabilities	$ 22,958
Long-term debt	18,071
Other long-term liabilities	1,173
Total liabilities	42,202
Net assets	**$ 32,600**

5. Capital stock

Capital stock is comprised of the following:

(a) Authorized
An unlimited number of common shares

(b) Issued and outstanding

	Number	Amount $
Balance at December 31, 2003	**55,098,071**	**277,683**
Balance at December 31, 2004	**55,098,071**	**266,112**

On August 23, 2004, the Corporation made an initial distribution to common shareholders, in the amount of $0.21 per common share (or $11,571,000 in the aggregate), of the cash proceeds received by Canbras from the Horizon Sale. This distribution was recorded as a reduction in stated capital in the 2004 consolidated financial statements.

(c) Stock-based compensation plans

During the year ended December 31, 2001, the Corporation adopted a long-term incentive stock option plan for key employees and consultants ("2001 ESOP"). Prior to the adoption of the 2001 ESOP, stock options were awarded under the 2000 long-term incentive stock option plan for key employees ("2000 Plan"), and prior to that, on an individual grant basis.

Under the terms of the 2001 ESOP, options could be granted to officers, other employees and consultants of the Corporation and/or certain controlled subsidiaries of the Corporation. The exercise price for each share covered by an option was established at 100% of the market value per share on the last trading day prior to the effective date of the grant. Options are exercisable during a period not to exceed seven years. The right to exercise options accrues over a period of four years of continuous employment, commencing on the first annual anniversary date of the subject grant. The terms of the 2000 Plan were similar to those of the 2001 ESOP. Upon adoption of the 2001 ESOP, the Corporation decided that no new options would be issued under the 2000 Plan. Also during the year ended December 31, 2001, the Corporation adopted a stock option plan for non-employee directors ("2001 Outside Directors Option Plan"). Under such plan, two types of options grants were available: "Earned Grants",

5. Capital stock (cont'd)

and "Discretionary Grants". Under the terms of the 2001 Outside Directors Option Plan, options could be granted to directors of the Corporation who were not employees of the Corporation or any of its affiliates.

An aggregate of 5,505,845 common shares of the Corporation have been reserved for issuance under all stock option grants.

The exercise price for each share covered by an option was established at 100% of the market value per share on the last trading day prior to the effective date of the grant. Options under Earned Grants are not exercisable until the sixth anniversary of the date of grant and the options are deemed "earned" on a quarterly basis over the one-year period following the date of grant. The terms of options under Discretionary Grants were determined by the Corporate Governance Committee of the Board of Directors of the Corporation on an individual basis.

A summary of the status of the outstanding stock options of the Corporation as at December 31, 2004 and 2003, and changes during the years ending on those dates is presented below. As a result of the consummation of the Sale Transaction in December 2003, the Corporation's Board of Directors determined that no stock options would be issued by the Corporation effective at and after January 1, 2004.

	2004		2003	
	Number of options	**Weighted average exercise price per share**	Number of options	Weighted average exercise price per share
		$		$
Options outstanding, beginning of year	**631,000**	**5.06**	731,000	4.95
Forfeited	**(110,700)**	**4.70**	(100,000)	4.28
Outstanding, end of year	**520,300**	**5.13**	631,000	5.06
Options exercisable, end of year	**520,300**	**5.13**	617,467	5.12

The following table summarizes information about stock options outstanding at December 31, 2004:

Range of exercise prices/ exercise price per share	Outstanding options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number exercisable	Weighted average exercise price per share
$			$		$
4.00 – 4.30	**363,500**	**4**	**4.05**	**363,500**	**4.05**
7.00 – 7.21	**137,000**	**4**	**7.06**	**137,000**	**7.06**
11.75	**19,800**	**3**	**11.75**	**19,800**	**11.75**
	520,300	**4**	**5.13**	**520,300**	**5.13**

5. **Capital Stock (cont'd)**

For the years ended December 31, 2004 and 2003, no options were granted.

(d) Loss per share:

The following table sets forth the computation of basic and diluted loss per share:

	2004	2003
Numerator:		
Net loss	**$ (520)**	$ (89,166)
Denominator:		
Denominator for basic and diluted loss per share – weighted average number of shares	**55,098,071**	55,098,071
Basic and diluted loss per share	**$ (0.01)**	$ (1.62)

The Corporation excluded potential common share equivalents from the loss per share calculation as they were considered anti-dilutive.

6. Discontinued operations

The Corporation adopted a formal plan of disposal for its private telephone resale operations conducted by its subsidiary, Teleminio Servicos de Telematica Ltda. ("TST"), through the winding down of TST's operations by December 31, 2002 (unless earlier sold to a third-party). As a result, the Corporation recorded a provision of $6,021,000 in the year ended December 31, 2001. This provision included both the write-down of assets and accruals ($4,626,000) and the operating losses expected to be incurred between the date TST's operations were treated as discontinued and the ultimate wind-down date ($1,395,000). Accordingly, the consolidated statements of operations and cash flows excluded the revenues, expenses and cash flows of the discontinued operations. The cash flows for the discontinued operations for the current and prior year are presented as a single line in the consolidated statements of cash flows, and are identified as discontinued operations. Effective March 1, 2002, all of the shares of TST were sold to a third party and certain liabilities incurred up to February 28, 2002 were assumed by CPAR.

As a result of the assumption of the TST liabilities by the purchaser in the Sale Transaction, as of December 31, 2003, the net balance of accrued liabilities related to TST was reduced to zero (see note 4).

Cash flows (used for) discontinued operations were as follows:

	2004	2003
Operating activities	-	(1,137)
Cash flows used for discontinued operations	-	(1,137)

7. Related party transactions

In addition to transactions disclosed elsewhere in these consolidated financial statements, maintenance, support, commissions and licensing fees of $NIL in 2004 (2003 - $143,000) were paid or payable to a non-controlling interest of the Corporation's subsidiaries.

7. Related party transactions (cont'd)

Transactions between related parties are recorded at the exchange amounts, being the amounts agreed to by the parties.

8. Income taxes

As at December 31, 2004 and 2003, future income tax benefits are as follows:

	2004	2003
	$	$
Future income tax assets:		
Tax benefit on losses	**50,444**	31,299
Valuation allowance	**(50,444)**	(31,299)
Net future income tax asset	-	-

At December 31, 2004, the Corporation had Canadian non-capital tax losses carried forward amounting to approximately $31,392,000 expiring at various dates to the year 2010. In addition, the Corporation has Canadian capital losses amounting to approximately $212,179,000 that can be carried forward indefinitely. The benefits of these losses have not been recognized in these financial statements, since realization is not assured.

9. Supplemental cash flow information

	2004	2003
	$	$
Changes in non-cash working capital items		
Accounts receivable	-	28
Note and accrued interest receivable	**(226)**	-
Prepaid expenses and other	**366**	(625)
Accounts payable and accrued liabilities	**(2,107)**	104
Due to related companies	-	(371)
	(1,967)	(864)
Interest paid	-	2,638

10. Financial instruments

(a) Concentration of credit risk

The Corporation's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, temporary investments and the Note. In the case of cash and cash equivalents and temporary investments, credit risk is minimized substantially by ensuring that these financial assets are invested in treasury bills, bankers' acceptances and commercial paper with investment grade credit ratings. In addition, dollar limits are established on a per investment basis. The Note is a direct obligation of CPAR, which obligation is guaranteed by Horizon and it is also secured by a pledge of the CPAR shares. Credit risk associated with the Note results from the exposure of the issuer and its guarantor to variations in operating results, their level of indebtedness, currency fluctuations and other factors. There can be no assurance that any amounts due under the Note will be paid when due.

10. Financial Instrument (cont'd)

(b) Fair value of financial instruments

The fair value of cash and cash equivalents, temporary investments and current liabilities approximates their carrying amount, given their relatively short-term to maturity.

11. Commitments and Contingencies

The Corporation has provided indemnification to its officers and directors, and former officers and directors, against costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or other proceeding to which such individual may be made a party by reason of his association with the Corporation. The Corporation is obligated to indemnify such individuals to the extent that they acted honestly and in good faith with a view to the Corporation's best interest and had reasonable grounds for believing their conduct was lawful, all as permitted by the *Canada Business Corporations Act*. In addition, the Corporation has provided indemnification, on substantially the same terms and conditions, to certain persons who had served at the Corporation's request as directors or managers of certain of its former subsidiaries operating in Brazil. These indemnification obligations are not subject to any dollar limit.

In May 2004, the Corporation received requests for indemnification in respect of legal fees and related expenses to be incurred by two individuals who formerly served as directors or managers of certain of the Corporation's former Brazilian subsidiaries in connection with certain legal proceedings brought in Brazil against the previous owners of such subsidiaries. To date, none of these former Brazilian subsidiaries nor the two individuals have been directly named in the Brazilian legal proceedings, however, there can be no assurance at this time that they will not ultimately be made parties to such legal proceedings. As a result, the Corporation is paying the legal fees and related expenses in connection with the monitoring of these Brazilian legal proceedings on behalf of such individuals. The Corporation is expensing these costs as incurred.

During the fourth quarter of 2004, a former employee also commenced legal proceedings against the Corporation and other affiliates of the Corporation relative to an alleged promise of employment following termination. The Corporation has included a provision in the consolidated financial statements for the estimated amount of its potential liability for this claim. With the exception of such provisional amount, the Corporation believes the claim is without merit and will defend its position vigorously. However, there can be no assurance that such provision is sufficient to cover the Corporation's ultimate liability for such claim.

12. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2004.

Contact Information

Canbras Communications Corp.
1000 de La Gauchetière Street West, Suite 1240
Montréal, Québec, Canada H3B 4Y7

Telephone: (514) 878-1232
Fax: (514) 878-1600

Canbras Communications Corp. files financial and corporate information with Canadian securities commissions. This information can be found at www.sedar.com or on the Canbras Communications Corp. website, **www.canbras.ca** and is available from the Corporation upon request.

Stock Exchange Listing

Canbras Communications Corp. is listed on the NEX under the symbol **CBC.H**

Number of shares

At April 6, 2005, there were 55,098,071 common shares outstanding.

Transfer Agent and Registrar

CIBC Mellon Trust Company
2001 University Street 16th Floor
Montréal, Québec, Canada
H3Z 2A6
Telephone: (514) 285-3600

Annual Meeting

The Annual Meeting of Canbras Communications Corp. will be held at 3:00 p.m. on May 24, 2005 at 1000 de La Gauchetière Street West, Montréal, Québec.

Pour obtenir une version française du rapport annuel, veuillez communiquer avec le service des Relations avec les investisseurs.

Forward-Looking Statements

This Annual Report contains forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by forward-looking statements. The Corporation considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of the Corporation may ultimately prove to be incorrect. Factors which could cause actual results or events to differ materially from current expectations are discussed under "Risk Factors". The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.